Exhibit 99.35

PRESS RELEASE

EXTRAORDINARY SHAREHOLDERS’ MEETING CALLED FOR 10 JANUARY 2020 TO RESOLVE UPON AMENDMENTS TO:

(I)                                   THE ARTICLES OF ASSOCIATION OF MFE

(II)                              THE TERMS AND CONDITIONS FOR SPECIAL VOTING SHARES THAT WILL BE ISSUED IN THE CONTEXT OF THE CROSS-BORDER MERGER APPROVED ON 4 SEPTEMBER 2019

ALL OTHER TERMS RELATING TO THE MERGER REMAIN UNCHANGED

THE MFE PROJECT IS CONFIRMED AND PROCEEDS

The Board of Directors of Mediaset S.p.A. (“Mediaset”), at a meeting held today at 11:30am, took note of:

(i)                           the developments in the procedure whereby Vivendi S.A. and Simon Fiduciaria S.p.A. have requested a precautionary suspension of the resolution adopted by the extraordinary meeting of shareholders of Mediaset on 4 September 2019 relating to the envisaged merger by absorption of Mediaset and Mediaset España Comunicación, S.A. with and into Mediaset Investment N.V., a Dutch wholly-owned subsidiary of Mediaset which, upon completion of the merger, will be renamed “MFE - MEDIAFOREUROPE N.V.” (the “Merger” and “MFE”, respectively);

(ii)                        the suggestions received from the Court of Milan during the hearing held on 4 November 2019, in an attempt at conciliation pursuant to Article 2378, paragraph 4, of the Italian civil code;

(iii)                     the fact that such attempt at conciliation has not, as things stand, resulted in a positive outcome.

In light of the above, the MFE project is confirmed and proceeds. Indeed, the Merger is a priority for Mediaset. It is on the Merger, in fact, that the aim of creating a pan-European media and entertainment group, with a leading position in its local markets and greater scale to compete, and with potential to expand further in specific countries across Europe, is based (the “MFE Project”).

Mediaset firmly believes in the future of the European media industry. This is shown by the investment in ProSiebenSat.1 Media (with an aggregate stake equal to 15.1% of the share capital of the German broadcaster, as announced on 11 November 2019): such investment marks an important step in creating an independent European TV, content and digital powerhouse, thereby improving Europe’s competitive position in the global marketplace. Scale is becoming a crucial strategic factor, and Mediaset is convinced that there has to be a pan-European answer to increasing competition and technological challenges ahead.

In addition to these strategic objectives, there are tangible economic advantages for all shareholders, connected with the realisation of synergies estimated at approximately Euro 100-110 million (before tax) over the next four years (from 2020 to 2023), corresponding to a net present value of approximately Euro 800 million.

It is therefore clear that the MFE Project is essential for the future of the Mediaset group, as well as for all its shareholders and stakeholders, who would suffer serious damage if it were not carried out.

For this reason, the Board of Directors of Mediaset – while considering that each and all the provisions of the articles of association of MFE (the “Proposed Articles”) and the related Terms and Conditions for Special Voting Shares (the “SVS Terms and Conditions”) are lawful and correspond to a specific interest of the merging companies – believes that a prompt completion of the Merger prevails over its individual components. Therefore, the Board has:

(i)                           accepted the suggestions received within the attempt at conciliation made in the course of the proceedings; and

(ii)                        called an extraordinary meeting of shareholders on 10 January 2020 (the “Extraordinary Meeting”) to which not only the approval of certain amendments to the Proposed Articles and to the SVS Terms and Conditions (as suggested in Court), but also the approval of additional amendments – aimed at further aligning some specific governance-related aspects with current best practices – will be submitted.

By acting this way, and with a view to safeguarding the sole interest of the company and all of its stakeholders, the Board of Directors hope to gather the approval also by those shareholders who have elected to oppose the MFE Project in any jurisdiction.

Amendments to the Proposed Articles and the SVS Terms and Conditions

As further described in the explanatory report drawn up by the Board of Directors, shareholders will be requested to approve:

(i)                                     the elimination from the Proposed Articles of all clauses related to the Qualified Shareholding Obligation and the Contractual Obligation (as set out under Article 42 of the Proposed Articles, to which reference is made for definition purposes). Such elimination entails, among others, the consequent amendment of Article 13.7 of the same Proposed Articles, as well as of certain provisions of the SVS Terms and Conditions and the “Terms and Conditions for initial allocation of Special Voting Shares A”;

(ii)                                  the elimination from the Proposed Articles of the clause related to the conventional threshold (set at 25% of voting rights) triggering the obligation to launch a takeover bid (as set out under Article 43 of the Proposed Articles), without prejudice to the threshold provided under Dutch law (i.e., 30% of voting rights);

(iii)                               the elimination from the SVS Terms and Conditions of the whole penalty clause set out under Article 13;

(iv)                              the introduction, in the Proposed Articles, of a specific clause providing for enhanced majorities (three quarter of the votes validly cast) to be required in case the introduction of restrictions, similar to those whose elimination is proposed pursuant to (i) and (ii) above, is proposed to the shareholders’ meeting.

All other terms and conditions of the MFE Project and of the Merger, as approved by the extraordinary meeting of shareholders on 4 September 2019 and indicated in the common cross-border merger plan and in the explanatory report approved by the Board of Directors on 7 June 2019, remain unaltered. Such documents are available on the corporate website of Mediaset at www.mediaset.it, section Governance.

The composition of the board of MFE

In addition to the amendments outlined above, with a view to being further aligned with current best practices, it is expected that MFE will adopt ad hoc Board regulations governing (i) the composition of the board, and (ii) the modalities whereby designations of new members of the board will be effectuated, so to ensure that the board be composed of a majority of non-executive Directors, of which the majority will be independent according to the definition provided under the Dutch Corporate Governance Code.

Assessments on the withdrawal rights and the opposition of creditors

The resolution proposal submitted to the Extraordinary Meeting only concerns some specific amendments to certain aspects of the corporate structure of MFE, as resulting company from the Merger; further, it does not entail any of the conditions provided for the exercise of the withdrawal right under Article 2437 of the Italian civil code and Article 5 of the Legislative Decree 108; conclusively, it does not give rise to any prejudice, neither of a financial nor of an asset nature, for the merging companies. Therefore, shareholders who do not participate in the adoption of the resolution proposal will not be entitled to exercise their withdrawal rights, without prejudice to the right of such shareholders who already exercised their withdrawal right following the resolution adopted by the extraordinary meeting of shareholders of Mediaset on 4 September 2019 under the terms provided therein.

The proposed resolution does not, further, entail the re-opening of the terms of opposition of creditors pursuant to Art. 2503 of the Italian civil code.

Additional requirements

The amendments to the Proposed Articles and the SVS Terms and Conditions, as outlined in this press release, shall also be approved by the general meeting of shareholders of Mediaset España Comunicación, S.A. and by the general meeting of shareholders of Mediaset Investment N.V. (a wholly-owned direct subsidiary of Mediaset).

In this regard it should be noted that the Mediaset España’s Merger Committee (composed by three independent directors and one “other external” member of the board of directors), which is entrusted with all decisions regarding the Merger and the MFE Project, has already expressed a favourable opinion to the proposed amendments, confirming once again the strategic nature of the MFE Project for the Mediaset Group and all its shareholders and stakeholders.

Documentation

Further information about the Extraordinary Meeting will be made available in the notice of call to be published in the corporate website of Mediaset, at www.mediaset.it (section Governance); an extract of such notice will be published in the newspaper “II Sole 24Ore”.

The required documentation pursuant to applicable legislation regarding the Extraordinary Meeting called today will be made available to the public in accordance with the law.

Cologno Monzese, 22 November 2019

Department of Corporate Communications and Image

Tel.                            +39 0225149301

Fax                           +39 0225149271

e-mail: direzionecomunicazione@mediaset.it

www.mediaset.it/corporate/

Investor Relations Department

Tel.                            +39 0225147008

Fax                           +39 0225148535

e-mail: investor.relations@mediaset.it

http://www.mediaset.it/investor

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This press release is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This press release should not be construed in any manner as a recommendation to any reader of this press release. No offer of securities shall be made. This press release is not a prospectus, product disclosure statement or other offering document for the purposes of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017.

This press release does not represent an offer to the public in Italy, pursuant to Article 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended and supplemented, nor in Spain, pursuant to article 35.1 of the restated text of the Securities Market Act approved by Royal Legislative Decree 4/2015, dated 23 October. The release, publication or distribution of this press release in certain jurisdictions may be restricted by law, and therefore persons in such jurisdictions into which this press release is released, published or distributed should inform themselves about and observe such restrictions.

Nothing in this press release constitutes an offer of securities for sale in the United States within the meaning of the Securities Act or in any other jurisdiction where it is unlawful to do so, or a solicitation of votes for the general meeting of shareholders described herein. The securities referred to in this press release have not been, and will not be, registered under the Securities Act or the securities laws of any state in the United States, and any representation to the contrary is a violation of law. The securities referred to in this press release may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons, both as defined in Regulation S under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state or local securities laws.

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US investors disclaimer

The transaction is made for the securities of a foreign company. The transaction is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the documents, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than in the transaction, such as in open market or privately negotiated purchases.